December 10, 2009

VIA EDGAR AND MAIL

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

H. Christopher Ownings
Assistant Director

Dear Sirs:

Re: General Metals Corporation Preliminary Proxy Statement on Schedule 14A Filed February 12, 2010 File No. 000-30230

We refer to your letter of December 8, 2009 addressed to the Company with your comments on the Company's Preliminary Proxy Statement on Schedule 14A filed November 23, 2009.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Proposal No. 1 - Election of Directors, page 6

,

1.

We note that Mr. Carrington now serves as your Interim President and Director.  Please clarify) if true, that he also serves as your principal executive officer whether on an interim basis or otherwise.

We added the following to all references to Mr. Carrington after Interim “Principal Executive Officer” to the amended filing submitted simultaneously with this correspondence.

Nominees for Director. page 6

2.

Please revise the disclosure regarding Mr. Salari's business experience to indicate the dates during which he served as your Chief Operating Officer. Refer to Item 401 (e) of Regulation S-K.

The following sentence was moved to be the first sentence on  Mr. Salari’s business experience in the amended 14A filing submitted simultaneously with this correspondence.

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com

“Mr. Salari served as Chief Operating Officer of the company from 2006 through March 17, 2009.”

3.

We note your response to comment three of our letter dated December 10, 2009.  However, based on your analysis. we remain unconvinced that Mr. Salari can be considered an independent director. Particularly, you state that Mr. Salari never had an “employee/employer relationship” with you because he never functioned in the role nor represented to the public that he had any authority to bind" you, which seems inconsistent with the role of an executive officer such as chief operating officer. Please tell us how Mr. Salari functioned as an executive officer if he never functioned in the role nor represented to the public that he had any authority to bind you. Please provide us with further analysis as to why you believe Mr. Salari can be considered an independent director and cite applicable authority.  Alternatively, please revise your document to make clear that Mr. Salari is not an independent director

We revised our document to make clear that Mr. Salari is not an independent director.

.

In connection with this response, the company acknowledges that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;

GENERAL METALS CORPORATION

/s/ Daniel J. Forbush

Daniel J. Forbush, CPA

Chief Financial Officer

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com